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                                                            FILE NO. 0-25322
                                                             ----------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                               For February, 2002


                        GENSCI REGENERATION SCIENCES INC.
                        ---------------------------------
               (Translation of the registrant's name into English)

                          Suite 1000 - 1235 Bay Street
                          ----------------------------
                    (Address of principal executive offices)

                         Toronto, Ontario M5R 3K4 CANADA
                         -------------------------------


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]


                  Form 20-F        |X|               Form 40-F         |_|


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]


                  Yes              |X|               No                |_|

Rule 12g-3-2(b) #: 82-2803

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        GENSCI PROVIDES 2002 UPDATES ON NEW PRODUCT LAUNCHES, FINANCIAL
                       PERFORMANCE AND LEGAL PROCEEDINGS


Irvine, California and Toronto, Ontario, February 18, 2003 - GenSci Regeneration Sciences Inc. (TSX: GNS), The OrthoBiologics Technology Company(TM), today announced that during the fiscal year ended December 31, 2002, the Company completely upgraded and expanded its product offering by launching three new product lines effectively replacing former products that were the subject of previously disclosed patent litigation.

Accell(TM) DBM100, GenSci's groundbreaking next-generation technology, is the first and only bone graft putty on the market composed of 100% demineralized bone matrix (DBM). Accell features an exclusive, patent pending DBM processing technique that does not require an additive carrier, allowing for a 100% bone product with the handling characteristics of DBM putty.

DynaGraft(TM) II has a higher DBM content than the original DynaGraft(R) while still featuring excellent handling characteristics favored by surgeons. The transition was completed in September 2002, and the Company's customers have rapidly adopted the new product line. GenSci believes these products to be among the most cost effective autograft extenders available on the market, when considering osteoinductive performance and price.

OrthoBlast(TM) II, a synergistic combination of DBM and cancellous bone in a reverse phase medium features improved handling characteristics and has replaced the original OrthoBlast(TM) product line in the market during the fourth quarter of 2002.

Further information on all new products can be found at: www.gensciinc.com, the Company's newly revised web site.

Douglass Watson, President and CEO stated: "We have successfully transitioned to an entirely new product offering, eliminating original products which were the subject of previously disclosed patent litigation. With Accell, we have raised the technological bar in the field of orthobiologics. An overwhelming majority of our existing accounts have converted to the Company's new products, and after its first quarter in nationwide distribution, Accell's revenues are approaching CDN$600,000 per month from almost 300 customers. We have re-invented the company."

With the transition to DynaGraft II and OrthoBlast II the Company no longer manufactures or distributes any of the products, which were the subject of the patent litigation. The Federal District Court of Los Angeles has yet to enter a judgment relating to the patent litigation trial, which concluded with a jury verdict against the Company in December 2001. The Company still intends to vigorously pursue an appeal as soon as a judgment is filed.

As a result of the jury verdict, and in order to permit an opportunity to appeal, the Company has been operating under the protection of Chapter 11 of the U.S. Bankruptcy Code. On January 15, 2003 the Company submitted its first Plan of Reorganization, and on January 16, 2003 submitted a Disclosure Statement to the United States Bankruptcy Court for the Central District of California. A hearing will be held March 18, 2003 to review and potentially approve the Disclosure Statement, a required step towards presenting the plan of reorganization to creditors.

The Company has maintained normal operations under Chapter 11. Aggressive cost cutting initiatives undertaken since December 2001 and the benefit of operating under Chapter 11 have resulted in GenSci recording its first-ever full year with positive cash flow from operations. In spite of an increasingly competitive market environment and the challenges associated with introducing three new product lines, GenSci has maintained approximately 85% of its revenue base as compared to the prior year. In addition, with a near and medium-term product pipeline and an active product development program, GenSci intends to continue bringing innovative products with leading edge technologies to market.

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Copies of GenSci's  Disclosure  Statement  have been mailed to the United States
Trustee's Office, counsel for the secured creditor(s), counsel to the Official Committee of Unsecured Creditors, and certain parties who have heretofore requested special notice. The Company will furnish to any creditor or interested party a copy of the proposed Disclosure Statement upon written request to Ms. Lori Gauthier, Winthrop Couchot Professional Corporation, 660 Newport Center Drive, 4th Floor, Newport Beach, California 92660.

GenSci Regeneration Sciences Inc. has established itself as a leader in the rapidly growing orthobiologics market, providing surgeons with biologically based products for bone repair and regeneration. Use of GenSci's technologies permits less invasive procedures, reduces hospital stays, and improves patient recovery. Through its subsidiary, the Company designs, manufactures and markets biotechnology-based surgical products for orthopedics, neurosurgery and oral maxillofacial surgery. These products can either replace or augment traditional autograft surgical procedures. GenSci is focused on increasing the safety, efficacy, and handling of orthobiologic materials and improving the use of biotechnology combined with materials science in developing products to promote the body's natural ability to repair and regenerate musculoskeletal tissue.

Certain statements contained herein are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include the timing and success of the release of new products, the ultimate results of the appeal of lower court patent litigation decisions and the timing and success of the Company's efforts to emerge from Chapter 11 protection. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors, which may cause the actual results, performance or achievements of the company to be materially different from those expressed or implied. Forward-looking statements involve risks and uncertainties, including, but not limited to, such risks as are described in the company's annual report.

For additional information please visit GenSci's new web site: www.gensciinc.com
                                                               -----------------

Peter Ludlum                                Louis G. Plourde
Chief Financial Officer                     Investor Relations
GenSci Regeneration Sciences Inc.           GenSci Regeneration Sciences Inc.
(949) 595-8710                              (800) 561-2955
E-mail: peterl@gensciinc.com                E-mail: lplourde@gensci-regen.com
----------------------------                ---------------------------------

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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.



                                            GENSCI REGENERATION SCIENCES INC.
                                                      (REGISTRANT)


Date: 02-24-03                              /S/ Peter Ludlum
                                            -----------------------------------
                                            Peter Ludlum
                                            Chief Financial Officer



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